EXHIBIT 99.1

TeliaSonera Creates New Powerful Contender in Danish Mobile Market

Acquires Orange in Denmark

STOCKHOLM, Sweden, July 8, 2004 (PRIMEZONE) -- TeliaSonera, the leading telecommunications group in the Nordic-Baltic region, has signed an agreement with France Telecom to acquire its Danish subsidiary, Orange A/S, with 605,000 mobile customers in Denmark. Combined with Telia Mobile Denmark, a new powerful alternative will be available for Danish telecommunications customers.

-- TeliaSonera will at closing pay in cash an amount corresponding to an enterprise value of EUR 600 million less the net debt of Orange Denmark on the closing date.

-- Closing will take place after approval by the EU Commission and the Danish National IT and Telecom Agency and other necessary approvals. The Board of Directors of Orange S.A. has approved the execution and consummation of the agreement. The strategic committee of the Board of Directors of France Telecom S.A. has unanimously recommended to the Board of Directors of France Telecom S.A. to vote in favor of the approval of the execution and consummation of the agreement. The chairman of the Board of Directors of France Telecom S.A., Mr. Thierry Breton, is also the chairman of the strategic committee of the Board of Directors of France Telecom S.A. Approval can be attained within 25-105 working days.

-- The acquisition is expected to generate synergies with a total pre-tax cash flow effect of SEK 490 million from 2006, of which SEK 20 million is capex synergies1). The major part of the cost savings of SEK 470 million is related to closing down one of the overlapping GSM networks. The remaining part will be derived from management of only one brand and closing down of overlapping functions and premises. Before implementation costs synergies are estimated to have a net present value of SEK 4,100 million.

-- Implementation costs are expected to amount to approximately SEK 540 million and relate mainly to the costs for transferring traffic to the retained GSM network, initial marketing and subscriber migration costs (SIM cards etc) and a maximum payment of the guaranteed UMTS license costs of SEK 260 million. Capital expenditure related to the integration is estimated to approximately SEK 250 million. TeliaSonera expects significant write-downs in relation to the transaction, mainly related to closing down one of the networks.

-- Following the acquisition, TeliaSonera will have approximately 1.1 million mobile customers in Denmark, and will be the third largest Danish mobile operator.

"By combining Telia Mobile Denmark and Orange Denmark, we are creating a true and powerful contender to the two dominating players in the Danish market. Combined we will have critical mass and operational scale, sufficient to become the first choice provider of mobile services in Denmark. This combination will benefit the Danish mobile customers," comments Anders Igel, President and CEO of TeliaSonera and continues, "In particular, the increased size will improve our ability to meet the demands of the business customer segments, but it will also enable us to continue improving our successful consumer service offer."

TeliaSonera currently operates mobile and fixed line communications as well as cable TV business in Denmark. With the acquisition, TeliaSonera is executing its strategy to increase its mobile customer base in Denmark. Anders Igel continues: "The transaction confirms TeliaSonera's long-term commitment to the Danish market and it strengthens our Nordic footprint in a way that will increase our overall competitiveness in pan- Nordic offerings."

Integration

The plan is to begin integrating the mobile operations of TeliaSonera in Denmark and Orange A/S as soon as the necessary approvals for the transaction are obtained. Until then, integration planning will be lead by a steering group, chaired by Kenneth Karlberg, President TeliaSonera Norway, Denmark and the Baltic countries, and comprising Jesper Brockner, Vice President, TeliaSonera Denmark, Richard Moat, CEO, Orange A/S, and Kjell-Ove Blom, Senior Business Advisor, TeliaSonera, as integration project leader.

Initially, no changes will be made in the existing customer relationships. The existing products and services of both organizations will continue to be delivered under separate existing brands until at least spring 2005. No significant organizational overlaps are expected pertaining to entities with direct customer contacts, such as customer services and the 22 Orange shops.

Integration planning will include decisions on branding, customer migration, new service portfolio, premises, personnel, handling of the overlapping GSM networks and UMTS licenses. Personnel overlaps are expected mainly within management, administration, network operations and product and services development. Confirmation of this is expected to be made in the beginning of 2005.

Employees in Telia Stofa and Telia Networks will not be affected directly by the integration.

Brief description of the companies

 Telia Mobile Denmark         2003   Q1 2004  End of June, 2004
 Net sales (SEK million)     1,552       450
 EBITDA (SEK million)          -91        15
 Number of customers (*)   525,000   544,000            556,000
 Number of employees (*)       329       326

 Orange A/S                    2003   Q1 2004  End of June, 2004
 Net sales (SEK million)      2,365       535
 EBITDA (SEK million)           402        79
 Number of customers (*)    576,000   558,000            605,000
 Number of employees (*)        697       725

(*) at end of period

Press conference

A press conference will be held later today at 10.00 hours CET at Radisson SAS Scandinavia Hotel, Amager Boulevard 70, Copenhagen.

 Conference call
 Analysts, investors and international media are also invited to participate in a conference call with Anders Igel, President and CEO of
 TeliaSonera, later today.
 Time:    12.00 hours -- CET (Stockholm time)
          11.00 hours -- UK (London time)
 To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call.
 Dial-in number:+44 (0)20 7162 0191
 Participants should quote: TeliaSonera
 Replay number until July 15: +44 (0)20 8288 4459, access code: 830202

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

1 Exchange rate for convenience only of 1DKK = 1.2301 SEK has been used for transaction related currency translations in this press release

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The following files are available for download:

http://www.waymaker.net/bitonline/2004/07/08/20040708BIT00020/wkr0001.pdf

CONTACT: TeliaSonera's Press Office
         +46-(0)8-713 58 30